UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
_____________________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan Year Ended June 30, 2007

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-16153
________________________

Coach, Inc. Savings and Profit Sharing Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices); (Zip Code)

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of June 30, 2007 and 2006	4

Statement of Changes in Net Assets Available for Benefits
For the Year Ended June 30, 2007	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
at End of Year) as of June 30, 2007	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS	15

SIGNATURE	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Coach, Inc. Savings and Profit Sharing Plan and the Human Resources Committee of Coach, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the “Plan”) as of June 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended June 30, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
December 12, 2007

Coach, Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	June 30, 2007	June 30, 2006

Assets:
Investments, at fair value:
Fidelity Management Trust Company:
Common collective trust fund	$12,249,766	$12,493,357
Mutual funds	76,317,742	56,125,201
Coach, Inc. common stock	38,946,666	26,829,676
Participant loans receivable	2,007,440	1,479,347

Total investments, at fair value	129,521,614	96,927,581

Receivables:
Employer contributions	5,074,337	4,107,469

Total assets	134,595,951	101,035,050

Liabilities:
Administrative expenses payable	16,905	-

Net assets available for benefits at fair value	134,579,046	101,035,050

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	179,158	290,340

Net assets available for benefits	$134,758,204	$101,325,390

See accompanying Notes to Financial Statements

Coach, Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
June 30, 2007
Additions:

Net investment income:
Net appreciation in fair value of investments	$23,303,749
Interest and dividends	4,719,746

28,023,495

Contributions:
Participants	8,246,412
Employer	7,623,273
Participant rollovers	1,126,024

16,995,709

Total additions	45,019,204

Deductions:

Participant withdrawals and benefit payments	11,430,318
Administrative expenses	156,783
Deemed distributions	(711)

Total deductions	11,586,390

Net increase in assets available for benefits	33,432,814

Net assets available for benefits:

Beginning of year	101,325,390

End of year	$134,758,204

See accompanying Notes to Financial Statements

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan, as amended, was adopted by Coach, Inc. (the “Company”) effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.

The Plan is administered by the Human Resources Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility:

Employees become eligible to participate in the Plan one year following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, a part time employee is required to work a minimum of 750 hours and an intern, temporary or seasonal employee is required to work 1,000 hours during the Plan year to be eligible for a profit sharing contribution.

Contributions:

The 401(k) feature of the Plan is funded by both employee contributions and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code (the “IRC”). Employer matching contributions to the accounts of Non-Highly Compensated Employees, as defined by the IRS, are equal to 100% of the first 3% of each participant’s eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of Highly Compensated Employees, as defined by the Internal Revenue Service (the “IRS”), are equal to 50% of up to 6% of each participant’s eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company’s Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. Profit sharing contributions for the Plan year ended June 30, 2007 were 3% of participant’s eligible compensation for all eligible participants. Eligible employees who had attained the ages of 35-39 and were credited with 10 or more years of vested service as of July 1, 2001 receive two times the above profit sharing contribution. Eligible employees who had attained the age of 40 or more and were credited with 10 or more years of vested service as of July 1, 2001 receive three times the above profit sharing contribution.

All contributions are allocated among the various investment options according to the participant’s selected investment direction.

Participant Accounts:

Each participant's account is credited with the participant's contributions and employer’s matching and profit sharing contributions, as well as an allocation of each selected investment's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

Vesting and Forfeitures:

As of June 30, 2007, percentage vesting for each category of contributions is as follows:

		Employer Matching Contributions
Years of Service for Vesting	Employee Contributions	Non-Highly Compensated Employees	Highly Compensated Employees	Employer Profit Sharing Contributions

Immediate	100%	100%	-	-
1	-	-	20%	-
2	-	-	40%	-
3	-	-	60%	-
4	-	-	80%	-
5	-	-	100%	100%

A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55 if the participant has ten years of service with the Company.

In the event a participant leaves the Company prior to becoming fully vested, the participant’s unvested employer matching and profit sharing contribution accounts may forfeit. If the participant’s account balance is 100% unvested, forfeiture will occur in the Plan year in which the participant leaves the Company. If a participant is partially vested and takes a distribution of his/her account balance from the Plan, forfeiture of the unvested account balance will occur in the Plan year in which the distribution is taken. If a participant does not take a distribution, forfeiture of the unvested account balance will occur after five years.

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

In the event the participant rejoins the Company within five years, he/she may continue to vest in the unvested portion of his/her account balance. If the participant rejoins the Company within one year, the unvested balance continues to vest as if the participant never left the Company. If the participant rejoins the Company between one and five years, the unvested balance continues to vest from point of rehire.

If the participant does take a distribution and rejoins the Company within five years, the unvested amount that was forfeited will be restored only if the participant repays to the Plan the full amount of the vested distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company. Vesting of the unvested participant balance cannot be restored by a repayment of a previous distribution after five consecutive one-year breaks in service.

Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2007 and 2006, forfeited unvested amounts totaled $126,878 and $137,495, respectively. During the Plan year ended June 30, 2007, $100,988 of forfeitures was used to pay Plan administrative expenses and $824,212 was used to reduce employer contributions.

Administrative Expenses:

Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, if any, or from the Trust.

Participant Loans:

Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior twelve month period. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. During the 2007 Plan year, interest rates on outstanding loans ranged from 4.0% to 8.25%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years unless used by the participant to purchase a primary residence, in which case the term is ten years. A participant may only have one loan outstanding at a time.

If a participant’s loan is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a loan after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments shall not be treated as employee contributions for any other purpose under the Plan. In the 2007 Plan year, post default payments exceeded deemed distributions resulting in an increase to the Plan’s assets of $711.

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

Payment of Benefits:

Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump sum cash distribution or in part in the form of installments. In the event of a participant’s death, the distribution of the participant’s account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan Administrator, who is appointed by the Plan Committee, and are limited to amounts of participants’ deferral contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant’s vested account balance. Hardship and in-service withdrawals will be subject to income taxes. A hardship withdrawal may also be subject to an additional tax based on early withdrawal.

Investment Options:

Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 22 different investment options, including a common collective trust fund, several mutual funds and Company stock, in no less than 1% increments. As of March 15, 2007, the Plan began real time trading of Coach stock held by participants of the Plan. As a result of real time trading, when a participant makes a trade, the order is immediately sent to the market during normal market hours and is then eligible for execution. Prior to real time trading, the Plan Trustee bought shares of the Company’s common stock twice a month at current market prices on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Payment of Benefits:

Benefit payments to participants are recorded when paid.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at market value. Shares of the trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares of Coach, Inc. common stock are stated at fair value as determined by quoted market prices at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized gains or losses on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from estimates in amounts that may be material to the financial statements.

Risk and Uncertainties:

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for benefits and changes therein.

Recent Accounting Pronouncements:

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The FSP is effective for financial statements issued for annual periods ending after December 15, 2006 and is required to be applied retroactively to all prior periods presented for comparative purposes.

The FSP states that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan contains a common collective trust fund that invests in fully benefit-responsive investment contracts. As required by the FSP, the Statements of Net Assets Available for Benefits presents the common collective trust fund at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statements of Net Assets Available for Benefits as of June 30, 2006 has been retroactively adjusted for such presentation. The retroactive adjustment did not impact the amount of net assets available for benefits as of June 30, 2006. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits as of June 30, 2007.

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for the Plan’s fiscal year that will begin on July 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

3. Investments

The market value of the following individual investments represents 5% or more of the Plan's total net assets available for benefits at June 30, 2007 and 2006:

	Shares		Market Value
	June 30,	June 30,	June 30,	June 30,
Fund	2007	2006	2007	2006

Coach, Inc. Common Stock	821,780	897,314	$38,946,666	$26,829,676
Fidelity Balanced Fund	547,721	492,207	11,491,189	9,484,834
Fidelity Diversified International Fund	281,987	221,655	11,575,561	7,808,889
Fidelity Managed Income Portfolio*	12,249,766	12,493,357	12,249,766	12,493,357
Neuberger Berman Genesis Trust	261,047	258,183	14,143,546	12,790,381
Spartan U.S. Equity Index Fund	264,339	257,157	14,118,320	11,610,641

*Amounts shown at fair value. Contract value at June 30, 2007 and 2006 was 12,428,924 and 12,783,697, respectively.

During the Plan year ended June 30, 2007, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,303,749 as follows:

Net appreciation in fair value:

Fund Types

Mutual funds	$7,853,502
Coach, Inc. Common Stock	15,450,247

Net appreciation in fair value of investments	$23,303,749

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

4. Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. Fidelity Management Trust Company, the Plan Trustee, is an affiliate of Fidelity Investments, Inc., and therefore, these transactions qualify as party-in-interest transactions. Fees charged to the Plan by the Plan Trustee for administrative expenses amounted to $115,515 for the year ended June 30, 2007.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Coach, Inc.’s common stock transactions qualify as party-in-interest transactions. At June 30, 2007 and 2006, the Plan held 821,780 and 897,314 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $12,396,097 and $11,400,899, respectively.

5. Federal Income Tax Status

The IRS has determined and informed the Company by letter dated June 23, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

7. Reconciliation to Form 5500

In 2007, the Plan adopted FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. As required by the FSP, the Statements of Net Assets Available for Benefits presents the common collective trust fund at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. However, the common collective trust is recorded at fair value on Form 5500.

The following is a reconciliation of the Plan’s net assets at contract value per the financial statements to the Plan’s net assets at fair value, per Form 5500:

Coach, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

	June 30, 2007	June 30, 2006
Net assets available for benefits per financial statements	$134,758,204	$101,325,390
Less: Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	179,158	-
Total investments (current value column) per Form 5500 Schedule of Assets
(Held at the End of the Year)	$134,579,046	$101,325,390

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2007, to Form 5500:

Increase in net assets, per financial statements	$33,432,814
Less: Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	179,158

Increase in net assets, per Form 5500	$33,253,656

8. Subsequent Event

The Pension Protection Act of 2006 (the “PPA”) requires that Nonelective Employer Contributions vest pursuant to a schedule that is at least as rapid as three-year cliff or six-year graded vesting. For a plan not maintained pursuant to a collective bargaining agreement, this new PPA rule is effective with respect to contributions for plan years beginning after December 31, 2006. Effective as of July 1, 2007, in accordance with the PPA, all active participant account balances derived from employee profit sharing contributions that have already been made to a participant account and any future employer profit sharing contributions will be 100% vested after three complete years of service. Profit sharing contributions for participants who were terminated as of July 1, 2007 will continue to vest 100% after five complete years of service.

Plan No.: 001
EIN: 52-2242751
Supplemental Schedule

Coach, Inc.
Savings and Profit Sharing Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
June 30, 2007

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Current Value

* Fidelity Managed Income Portfolio	Common collective trust fund	$12,249,766
* Fidelity Balanced Fund	Mutual fund	11,491,189
* Fidelity Diversified International Fund	Mutual fund	11,575,561
* Fidelity Equity-Income Fund	Mutual fund	6,654,328
* Fidelity Freedom 2000 Fund	Mutual fund	74,972
* Fidelity Freedom 2005 Fund	Mutual fund	28,757
* Fidelity Freedom 2010 Fund	Mutual fund	670,947
* Fidelity Freedom 2015 Fund	Mutual fund	448,066
* Fidelity Freedom 2020 Fund	Mutual fund	1,109,676
* Fidelity Freedom 2025 Fund	Mutual fund	596,451
* Fidelity Freedom 2030 Fund	Mutual fund	1,497,588
* Fidelity Freedom 2035 Fund	Mutual fund	1,233,924
* Fidelity Freedom 2040 Fund	Mutual fund	2,620,676
* Fidelity Freedom 2045 Fund	Mutual fund	156,621
* Fidelity Freedom 2050 Fund	Mutual fund	55,445
* Fidelity Freedom Income Fund	Mutual fund	170,932
* Fidelity U.S. Bond Index Fund	Mutual fund	3,101,677
* American Funds Growth Fund	Mutual fund	4,430,121
* Calamos Growth Fund	Mutual fund	2,138,945
* Neuberger Berman Genesis Trust	Mutual fund	14,143,546
* Spartan U.S. Equity Index Fund	Mutual fund	14,118,320
* Coach, Inc. Common Stock	Common stock	38,946,666
* Participant loans	Loans to participants with interest rates
	ranging from 4.0% to 8.25% and with
	maturity dates to January 19, 2017.	2,007,440

Total		$129,521,614

* Represents a party-in-interest to the Plan.

Note: Cost information is not required for participant directed investments and is therefore not included.

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBITS TO FORM 11-K

For the Plan Year Ended June 30, 2007

Commission File No. 1-16153

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc. Savings and Profit Sharing Plan
(Name of Plan)

/s/ Melanie Hughes
Melanie Hughes
Plan Administrator

December 19, 2007